FOR IMMEDIATE RELEASE

For More Information Contact:
Rose Malichi
Phone: +972-3-531-2095
Email: rosem@cimatron.com

CIMATRON PARTNERS WITH JY SOLUTEC, KOREA
TO ESTABLISH JOINT VENTURE COMPANY

Givat Shmuel, ISRAEL, January 13, 2003 - Cimatron Ltd. (NASDAQ: CIMT) Cimatron Ltd., a leading developer of CAD/CAM solutions for the tooling industry, today announced the establishment of a joint venture company with JY Solutec Co., Ltd., located in Inchon, Korea. Effective January 1st, 2003, Korea Cimatron Technologies Co., Ltd. will market and distribute QuickNC, Cimatron's new NC solution for the tooling industry, in Korea.

Founded in 1976, JY Solutec is the largest mold manufacturer in Korea. The company has maintained a competitive edge in three diverse businesses: plastic mold manufacturing, parts supplier to major IT, semiconductor and electronic appliance industries, and system engineering. JY Solutec boasts a customer base of internationally acclaimed corporations, including Thomson, Philips, Lear, JCI, Mitsubishi, Samsung, LG and Texas Instruments.

QuickNC is Cimatron's revolutionary CAM package with cutting-edge preview technology that saves over 75% in tool manufacturing process planning time. The software allows NC operators to calculate toolpaths just once, minimizing the need for a simulator. This results in final cutting strategy decisions made before actual toolpath calculation, while intelligent decision-making is based on graphical in-process feedback. The software enables live communcation via the Internet, where both parties can operate and discuss the full NC process in real-time.

Hak Kwon Kim, President & CEO of JY Solutec, comments, "The partnership agreement with Cimatron will provide us with a strong and reliable NC solution for our customers. This is critical in meeting customer's demands by giving them this winning CAM software."

Sung Kuk Lee, appointed as General Manager of the new joint venture company, Korea Cimatron Technologies, comments, "Cimatron's commitment to quality and performance, together with their strong support, are examples of why we value this partnership."

"Our new partnership with JY Solutec will further Cimatron's commitment to the rapidly growing Korean tooling market. We are confident that JY Solutec will serve to enhance our sales and reputation in the region," says Natan Mossak, VP Sales at Cimatron.

In 2000, Cimatron established a representative office, Cimatron Korea, in Seoul, which continues to provide sales, marketing and technical support to Cimatron customers in the country. During this period, Cimatron established name recognition and an extensive install base throughout Korea in a wide range of industries, including automotive, electronics, consumer goods and other manufacturing tools.

About JY Solutec
JY Solutec Co., Ltd. is a leading manufacturer of plastic molding dies and molding products. Headquartered in Inchon, Korea, with offices in China, the Company supplies quality molds to industry giants including Sony, Sharp, Mitsubishi and Motorola. For more information, visit the website at www.jysolutec.com.

About Cimatron
Cimatron Ltd. (NASDAQ: CIMT) is a leading developer of integrated CAD/CAM solutions for the tooling industry. Through its Data-to-Steel product philosophy, Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with over 15,000 installations in the automotive, consumer plastics, and electronics industries, employ Cimatron's leading CAD/CAM solutions for manufacturing. Cimatron's subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, visit the web site at www.cimatron.com.